EXHIBIT 99.1

ZJK Industrial Expands Collaboration with NVIDIA into Liquid Cooling Systems

Shenzhen, China – December 3, 2024 (GLOBE NEWSWIRE) – ZJK Industrial Co., Ltd. (Nasdaq: ZJK) (“ZJK Industrial”, “ZJK”, or “The Company”), a high-tech enterprise specialized in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts products for new energy vehicles and smart electronic devices, today announced a significant advancement in its collaboration with NVIDIA Corporation (“NVIDIA”), the world leader in accelerated computing, focused on cutting-edge liquid cooling systems, a critical innovation for the next generation of AI servers.

Following a recent meeting at NVIDIA’s Santa Clara headquarters, ZJK Industrial received a request to produce samples for one of NVIDIA’s upcoming liquid cooling manifold projects. The expansion of the cooperation reinforces ZJK Industrial’s position as one of the select, approved vendors for NVIDIA’s liquid cooling systems – which have rapidly become a necessity in the industry – and highlights ZJK’s capabilities of delivering advanced solutions tailored to evolving market demands.

In response to the request, ZJK Industrial has assembled a specialized team of engineers and technical support specialists to focus exclusively on NVIDIA’s liquid cooling systems. This team ensures ZJK’s standards of fast, high-quality production while aligning with NVIDIA’s evolving needs.

ZJK Industrial’s innovative solutions for AI computing alongside its deepening alliance with NVIDIA also mark a turning point for the Company’s growth strategy. Through its expansion into sub-assembly and assembly manufacturing, ZJK expects to enhance its technical capabilities and distinguish itself from competitors by diversifying its product offerings.

“The meeting at NVIDIA’s headquarters was encouraging for several reasons,” said Ning Ding, CEO of ZJK Industrials. “Not only did NVIDIA’s team praise ZJK for our efforts on the existing collaboration, but it also resulted in a new request for liquid cooling manifold components. The expansion of our cooperation into liquid cooling systems provides our Company the opportunity to demonstrate the breadth of our capabilities, the strength of our R&D teams and the quality and versatility of our engineering. We hope to remain one of NVIDIA’s preferred suppliers of precision parts manufacturing and will do everything possible to sustain our commitment and ensure the continued success of this collaborative effort. Our work with NVIDIA reflects a shared commitment to innovation and quality in the rapidly growing field of AI cooling systems and we believe this is another crucial step toward our goal of remaining at the forefront of this transformative industry.”

About ZJK Industrial Co., Ltd.

ZJK Industrial Co., Ltd. is a high-tech enterprise specializing in the manufacturing and sale of precision fasteners, structural parts and other precision metal parts applied in a variety of industries, including intelligent electronic equipment, new energy vehicles, aerospace, energy storage systems, medical and liquid cooling systems used in artificial intelligence supercomputers. With twelve-year involvement in the precision metal parts manufacturing industry, the Company maintains a skilled professional team, a series of highly automated and precision manufacturing equipment, stable and strong customer group, and complete quality management systems. ZJK mainly offers standard screws, precision screws and nuts, high-strength bolts and nuts, turning and Computer Numerical Control (CNC) machining parts, Surface Mounting Technology (SMT) for miniature parts packaging, and technology service for research and development from a professional engineering team. For more information, please visit the Company’s website at https://ir.zjk-industrial.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

ZJK Industrial Co., Ltd.
Phone: +86-755-28341175
Email: ir@zjk-industrial.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com